40-202A

06025694

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

File No. 803-00193

APPLICATION FOR AN ORDER UNDER SECTION 202(A)(11)(F) OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Simpson Estates, Inc.

30 N. LaSalle Street
Suite 1232
Chicago, Illinois 60602

Dated: February 9, 2006

Please direct all questions, communications, notices, and orders to:

Edwin C. Laurenson
McDermott Will & Emery LLP
50 Rockefeller Plaza
New York, New York 10020

Patrick J. Herbert, III
Simpson Estates, Inc.
30 N. LaSalle Street, Suite 1232
Chicago, Illinois 60602

Total Pages: 27

TABLE OF CONTENTS

Page

I. INTRODUCTION

Simpson Estates, Inc. ("Simpson Estates" or the "Company"), an Illinois corporation, hereby files this Application ("Application") for an Order ("Order") of the Securities and Exchange Commission ("Commission") under Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act") declaring it to be a person not within the intent of the Advisers Act. For the reasons discussed below, the Company believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

II. BACKGROUND INFORMATION REGARDING SIMPSON ESTATES

Simpson Estates, originally organized in 1964 as an Illinois corporation, manages the investments of, and provides various administrative and "family office" services to, the Simpson family of Chicago, Illinois (the "Family"). The Company succeeded to the operations of an unincorporated family office that was established shortly after the death in 1939 of James Simpson for the purpose of administering his estate. All of the Company's voting stock is held by descendants of James Simpson or their widows or widowers; all other Clients (as defined below) of the Company must hold at least one share of the Company's nonvoting stock. The persons to whom the Company's services may be offered ("Clients") and who may be considered a member of the Family for purposes of this application include descendants of James Simpson, their spouses, descendants of spouses of descendants of James Simpson and the spouses of such descendants. In addition, with the approval of the Company's Board of Directors (the "Board") and holders of a majority of the Company's outstanding voting stock, the Company's services may be provided to a Client who is a former spouse of a descendant of James Simpson if the former spouse was a Client at the time of divorce.

Today, the Company provides investment services, accounting services, reporting and tax services, management and administrative services, personal financial services and other personal services (as further described below) for (i) Family members (as well as one former spouse of a Family member and, as a special exception, the new spouse of that former spouse) and their estates, (ii) trusts (including possible charitable lead trusts that may be established in the future), partnerships, limited liability companies, corporations and other entities created either for the sole benefit of Family members or for the benefit of charitable institutions and (iii) foundations created by Family members. Except for interests that are held by charitable institutions, by one former spouse of a family member whose heirs are primarily Family members and for the benefit of a minor child who is cared for by a Family member, all interests in the entities described in clause (ii) above are held by Family members, either directly or indirectly through other entities owned by them.

The Company operates as a "family office," and the employees of the Company devote all of their business time to "family office" functions. The Company performs its "family office" services for the Clients in exchange for investment and service fees paid by the Clients. The Company manages the assets of Clients on a discretionary and, to a limited extent, nondiscretionary basis; assists and implements gift and estate planning activities on behalf of Clients; provides the services of a designated employee or employees (who has historically always been the Company's president and chief executive officer) as executor, personal representative and trustee for certain Family members; serves as the general partner of three partnerships that hold title to Family investments; serves as the manager of a limited liability company owned by Family members that invests in pre-development real estate held for sale to third parties; oversees, and provides officers from among its employees for, two corporations owned by Family members (and whose directors are the directors of the Company) that invest in oil and gas interests and engage in agricultural activities; manages a partnership, the general partners of which are the Company's directors, that invests in a portfolio of international securities, with investment discretion conferred upon investment managers selected by the Company; serves as the manager of a limited liability company that invests in domestic publicly traded securities and is managed on a discretionary basis by a third-party investment manager selected and overseen by the Company; manages cash; maintains and reconciles accounting records; prepares financial and tax reports; develops tax planning strategies; maintains tax records and prepares tax returns; oversees insurance programs; periodically provides assistance to Family members with regard to bill payment, personal computer matters, personal shopping, travel management, household staff selection, personal service management and various other matters; administers grant and scholarship programs for foundations established by the Family; assists and provides advice with respect to the purchase or sale of residential property; provides consultation on the meaning of money, personal spending habits, business ventures, premarital agreements and divorce settlements; organizes and hosts an annual Family meeting, the primary focus of which is to report on the Company's activities during the preceding year and discuss investment strategies to be utilized in the succeeding year; and provides various other services to and for its Clients (the "Services"). The Company has not provided, and will not provide, any of its Services to the general public.

Investment decisions and recommendations that are not delegated to third-party discretionary investment advisers are generally made by the Company based upon an investment strategy established by the Company and overseen by the Board although a small number of Clients periodically participate in the management of their individual portfolios in consultation with the Company. The Board is currently composed of three descendants of James Simpson. The Company's staff produces monthly reports showing the Company's activities to the Board. Additionally, the Company's staff meets with the Board monthly to discuss and review the prior month's activities. Semi-annually, the Company's investment staff and Board members meet with the Company's primary third-party investment advisers and the Board holds formal meetings.

In its provision of investment advisory services to the Family, the Company manages the third-party discretionary investment advisers to the partnership and limited liability company noted above and manages other assets (except, as noted above, to the limited extent that Clients choose their own investments) held by nominees for the ultimate benefit of the Company's Clients. The Company utilizes a consultant to assist the Company in selecting the third-party investment advisers who manage the assets of the investment partnership that invests in international securities. The Company also receives recommendations concerning investments from other third-party nondiscretionary investment advisers, which the Company evaluates based on its existing investment strategy and asset allocation guidelines. Approximately 75% of the assets managed directly by the Company consist of (i) operating cash for the Family, (ii) certain securities in cases where there are special Family considerations such as significant

Family ownership and (iii) the Family's illiquid holdings in such investment categories as oil and gas, real estate, venture capital and life insurance.

Fees received by the Company historically have not generated a profit for the Company, and the Company has never paid a dividend to its shareholders. The investment and service fees paid by the Company's Clients historically have covered all direct costs and all overhead costs of the Company. The Company has structured its fees so that all direct costs and overhead costs are allocated to the assets under management and billed to each of the Clients.

At present, the Company has eight employees, all of whom are involved in providing the Services to the Clients. Of those, two devote approximately 40% of their time to the provision of investment advisory services.

REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." The Company's activities appear to fall within this definition of an investment adviser.

Sections 203(b) and 203A(a) of the Advisers Act provide various exceptions from registration under Section 203(a). These exceptions do not appear to apply to the Company. The first exception, for intrastate investment advisers, is not available to the Company because not all of the Clients are residents of the State of Illinois.

Additionally, in order for this exemption to apply, the Company would have to limit their investment advisory activities to unlisted securities – an asset allocation restriction that would be unacceptable to the Clients. The second exception is not available to the Company because the Clients are not insurance companies. The third exception, for "private" investment advisers with fewer than 15 clients, is not available to the Company even though the Company does not hold itself out generally as an investment adviser or act as an investment adviser to any registered investment company or business development company. The Company is not entitled to the fourth exception because it is neither a charitable organization (as defined in the Investment Company Act of 1940) nor working within the scope of employment by a charitable organization. The fifth exception is not available to the Company because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986 or a person or entity eligible to establish and maintain such a plan, or employed or acting on behalf of such plan or person. Because the Company is not registered with the Commodity Futures Trading Commission as a commodity trading advisor, the sixth exception is not available to the Company. Finally, because the Company manages at least $25 million in assets, the Company is not prohibited from registering with the Commission under Section 203A(a)(1)(A) of the Advisers Act.

If the Company were found to be within the definition of investment adviser, and none of the above-mentioned exceptions were to apply, the Company would appear, in the absence of any order of the Commission to the contrary, to be required to register under Section 203(c)(1) of the Advisers Act. Certain specific entities, however, may be excluded from the definition of investment adviser under Section 202(a)(11), if they are "persons not within the intent of [Section 202(a)(11)], as the Commission may designate by rules and regulations or order."

Requiring the Company to register under Section 203(c)(1) of the Advisers Act would not advance the public interest and would be inconsistent with the purposes and intent of the Advisers Act for the following reasons: (i) except for one Client who is the former spouse of a Family member (and that former spouse's new spouse) and a minor child who is cared for by a family member, the Company does not offer its Services to anyone other than members of the Family, the other entities described above and foundations established by the Family, and thus does not hold itself out to the public as an investment adviser, (ii) the Company exclusively serves as the "family office" for the Family, providing many services other than those traditionally provided by investment advisers, and (iii) the Company has never paid a dividend to its shareholders and the fees received by the Company for its Services cover only its salaries and administrative and overhead expenses, and historically have not generated, and are not intended to generate, a profit for distribution to the Company's owners.

For these reasons, further discussed below, the nature of the Company's activities indicate that the Company, as it currently operates, should not be considered by the Commission to be within the intent of the definition of "investment adviser" as contained in Section 202(a)(11) of the Advisers Act. The Company therefore requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring the Company to be a person not within the intent of the Advisers Act.

III. DISCUSSION

A. <u>The Company Does Not Hold Itself Out As An Investment Adviser</u>

For a number of reasons, the Company cannot be considered to hold itself out to the public as an investment adviser. First, the Company's name does not have any overtly suggestive connotations, is not listed in any local telephone book as an investment adviser and appears only inconspicuously in the computer directory of residents located in the lobby of the building in which it rents space and on the signage that adorns the entrance to its offices. In fact, outside of the Family, a limited number of social acquaintances and close, long-time associates of the Family, the Company, its employees and those who provide services to the Company (such as its bankers (including those offering services without necessarily being retained), managers, consultants, accountants and lawyers), the Company does not believe that any member of the investing public has any notion that the Company even exists, much less what it does.

Second, the Company does not engage in any advertising, does not attend investment management-related conferences as a vendor and does not conduct any marketing activities whatsoever.

Third, the Company does not solicit clients or, with the exception of the single former spouse of a Family member (and possibly in the future other former spouses, subject to the special approvals noted above), his spouse and the minor child noted above, offer or provide Services of any kind to persons or entities other than (i) members of the Family, (ii) entities created either for the sole benefit of Family members or for the benefit of charitable institutions and (iii) foundations created by members of the Family. The Company believes that the fact that it does not hold itself out to the public as an investment adviser should be taken into account in determining whether the Company's Services as a "family office" to the Family require registration under the Advisers Act.

B. <u>The Company Provides Services Other Than Those Traditionally Provided By Investment Advisers</u>

As part of its business and the comprehensive Services provided to the Clients, the Company manages substantial operating businesses and consistently provides unique administrative, personal expense management and support services for certain members of the Family. These Services include, among others: maintaining and reconciling accounting records; maintaining Client tax records and preparing tax returns; managing personal insurance programs; providing personal real estate investment and spending advice; providing financial advice in a marital context; and periodically providing support services with respect to such matters as personal computers, bill payment, personal shopping, travel management, household staff selection, personal services management and other personal subjects. These types of Services are consistent with the functions of a "family office" serving the needs of a single family, and may not normally be provided by traditional investment advisers. The Company believes that the unique quality of these Services, and the fact that investment advisory services are merely one component of the Company's "family office" service offerings, should be taken into account in determining whether the Company's Services as a "family office" to the Family require registration under the Advisers Act.

C. <u>The Company's Fees Are Designed To Cover The Company's Costs, Not To Generate Profit</u>

As previously described, the fees received by the Company historically have not generated, and are not intended to generate, a profit for distribution to the Company's owners. The investment and service fees paid by the Company's Clients historically have covered direct and overhead costs of the Company. The Company therefore is unlike: (i) a broker or a dealer that receives competitive brokerage commissions when effecting securities transactions that are related to the giving of investment advice; (ii) an insurance agent who receives competitive sales commissions when clients pay premiums to acquire insurance that is related to the giving of investment advice; or (iii) a financial planner who receives competitive fees for designing financial or estate plans that are related to giving investment advice. In those situations, the receipt of investment advisory income can be inferred from the services performed and the competitive fees and commissions earned. In contrast, the Company receives payments from Clients for investment advice along with payments for the management of Family businesses, for personal services and for administration of the various trusts, estates, foundations, partnerships, limited liability companies, corporations and other entities created by or for, or managed for, the Family. The Company believes that the type of fees that it receives for its activities, particularly the absence of generation of a profit, should be taken into account in determining whether the Company is a person within the intent of the Advisers Act.

D. There Is No Public Interest in Requiring The Company To Be Registered Under The Advisers Act

The Advisers Act protects the public by requiring regulation of investment advisers engaged in the business of providing advice regarding securities to the general public. Because the Company does not provide, and will not provide, investment advisory services to the public at large, it does not serve the public interest to apply the Advisers Act to the Company's activities.

The Company has no public clients in the sense of retail or institutional investors, and the Company has never solicited, and does not plan to solicit or accept, clients from the retail or institutional investing public. Instead, the Company is a private organization that was formed to be the "family office" for the Family. With the minor exceptions of the former spouse, his spouse and the minor child noted above, all of the Company's Clients are either members of the Family or are entities created by or for the benefit of the Family. In turn, the Company's Services are sharply tailored exclusively to the needs of the Family, and not to the needs or desires of the investing public as a whole. Certain types of Services provided to the Clients are different in scope and amplitude from the services regularly performed by an investment adviser for retail investors; in fact, some Services (including assistance with regard to personal computer matters, bill payment, personal shopping, travel management, household and personal staff selection, personal real estate, marital and personal spending matters), when provided by an investment adviser, may not be desired by public retail or institutional investors. The Company's fee structure, which is designed to permit the Company to operate for the benefit of the Family but not to generate a profit for distribution to its owners, diminishes any incentive that the Company may have to offer its Services to the public at large.

In this sense, the Company fulfills its primary function as a "family office" for the Family. This has been, is, and will continue to be the sole purpose for the existence and operation of the Company. As a result, it does not serve the public interest to apply the Advisers Act to the Company's activities.

IV. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in at least five recent instances, as well as in older applications granted during the 1940's: In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. 2362, 803-179 (February 24, 2005) (Notice) and 2369 (Order) (corporation owned by family members provided "family office" services, including both discretionary and non-discretionary investment advisory services, to family members and trusts, partnerships, limited liability companies, foundations and other entities created for the sole benefit of the family or charitable purposes); In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and 2013 (February 7, 2002) (Order) (limited liability company and registered investment adviser, the ownership interest of which was held by a trust whose ultimate beneficiaries were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958; 803-162 (July 31, 2001) (Notice) and 1970 (August 27, 2001) (Order) (holding corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. 1931 (March 9, 2001) (Notice) and 1935 (April 4, 2001) (Order) (corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (Notice) and 1706 (March 10, 1998) (Order) (corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the "family office" for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments); In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949) (general partnership organized to manage and supervise investments in real and personal property for the account of a partnership and for estates and trusts in which various members of the family had an interest or were beneficiaries and to provide estate and related services); The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation organized to provide various "family office" services, including investment advice, to spouses, descendents and spouses of descendents of three brothers); and In the Matter of Donner Estates. Inc., Investment Advisers Act Release No. 21 (November 3, 1941) (corporation, all of the stock of which was held in trust for the benefit of members of a single family, provided investment advisory services to family members and trusts for their benefit, as well as a charitable trust and a charitable foundation created by a member of the family).

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(b) under the Advisers Act, five copies of this Application are being filed with the Commission, including one copy that has been executed by an officer of the Company. The Applicant desires that the Application become effective without a hearing pursuant to Rule 0-5 under the Advisers Act. Pursuant to Rule 0-4(f) under the Advisers Act, the Company's address is indicated on the first page of this Application. The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this Application to:

Edwin C. Laurenson
McDermott Will & Emery LLP
50 Rockefeller Plaza
New York, New York 10020

and

Patrick J. Herbert, III
Simpson Estates, Inc.
30 N. LaSalle Street, Suite 1232
Chicago, Illinois 60602

Pursuant to Rule 0-4(c)(1) and Rule 0-4(c)(2) under the Advisers Act, all requirements for the execution and filing of this Application on behalf of the Company have been complied with in accordance with the Articles of Incorporation of the Company, and the undersigned officer of the Company is fully authorized to execute this Application under such documents. The Board has adopted the Resolutions attached hereto as **Exhibit A** authorizing the filing of this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached hereto as **Exhibit B**; the brief statement of the grounds for this Application required by Rule 0-4(e) is contained in Section III above; and the Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g) under the Advisers Act is attached hereto as **Exhibit C**.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Company requests that the Commission issue an Order under Section 202(a)(11)(F) of the Advisers Act declaring it to be a person not within the intent of the Advisers Act. The Company submits that the Order is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Articles of Incorporation of Simpson Estates, Inc. have been complied with in connection with the execution and filing of this Application (the "Application"). Simpson Estates, Inc., by resolutions duly adopted by its Board of Directors as of December 12, 2005 (a certified copy of which resolutions are attached as **Exhibit A** to this Application) has authorized the making and filing of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

The Board of Directors of Simpson Estates, Inc. has caused the undersigned to sign this Application on its behalf in the County of Cook, State of Illinois, on this 9th day of February 2006.

SIMPSON ESTATES, INC.

By: [signature]

Name: Patrick J. Herbert, III
Title: President and Chief Executive Officer

Attest:

Mary A. Lucas

Name: Mary A. Lucas
Title: Secretary

EXHIBIT A

Simpson Estates, Inc.

The undersigned hereby certifies that he is President and Chief Executive Officer of Simpson Estates, Inc. and further certifies that the following resolutions were duly adopted by the Board of Directors on December 12, 2005, and are still in full force and effect:

RESOLVED, that the officers of Simpson Estates, Inc. (the "Company") be, and each of such officers hereby is, authorized to prepare and execute on behalf of the Company, and to file with the Securities and Exchange Commission ("SEC") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 ("Advisers Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an application or applications for an exemptive order or orders declaring the Company to be a person not within the intent of the Advisers Act; and

FURTHER RESOLVED, that the officers of the Company be, and each of such officers hereby is, authorized to file with the SEC such application or applications, and any amendments thereto, in such form as the officer deems or the officers deem necessary and appropriate, and to do any and all things necessary or proper under the Investment Company Act of 1940, the Advisers Act, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents as may be deemed by such officer or officers to be necessary or proper to effectuate the foregoing.

IN WITNESS WHEREOF, I hereunto set my hand, this 9th day of February 2006.

By: ______________________

Name: Patrick J. Herbert, III
Title: President and Chief Executive Officer

NYK 993091-9.005104.0022

EXHIBIT B

VERIFICATION

STATE OF ILLINOIS)
) ss:
COUNTY OF COOK)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated February 9, 2006 (the "Application"), for and on behalf of Simpson Estates, Inc. (the "Company"); that he is the President and Chief Executive Officer of the Company; and that all actions by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

SIMPSON ESTATES, INC.

By: ____________________
Name: Patrick J. Herbert, III
Title: President and Chief Executive Officer

On the 9th day of February 2006, before me, Paul J. Rozek, the undersigned Notary Public, personally appeared Patrick J. Herbert, III, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed it.

Witness my hand and official seal.

____

"OFFICIAL SEAL"
PAUL J. ROZEK
Notary Public, State of Illinois
My Commission Expires 09/05/2006

EXHIBIT C – PROPOSED NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. ______; ______)

Action: Notice of Application for Exemption Under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Simpson Estates, Inc.

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(F).

Summary of Application: Applicant requests an order declaring it to be a person not within the intent of Section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on February __, 2006 and amended on [______].

Hearing or Notification of Hearing: An order granting the application will be issued unless the Securities and Exchange Commission ("SEC") orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on ______, 2006 and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549. Applicant, c/o Patrick J. Herbert, III, Simpson Estates Inc., 30 N. LaSalle Street, Suite 1232, Chicago, Illinois 60602; and c/o Edwin C. Laurenson, McDermott Will & Emery LLP, 50 Rockefeller Plaza, New York, New York 10020.

For Further Information Contact: ___________, Attorney, at (202) _-__, or ___________, Assistant Director, at (202) _-__ (Division of Divestment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

1. Applicant was originally organized as an Illinois corporation in 1964 by members of the Simpson family of Chicago, Illinois (collectively, the "Family"), and manages the investments of the Family. Applicant defines the Family for these purposes to include descendants of James Simpson, their spouses, descendants of spouses of descendants of James Simpson and the spouses of such descendants.

2. Applicant operates as the "family office" for the Family. Applicant's clients ("Clients") consist of (i) Family members (including one former spouse of a Family member, possible additional former spouses (subject to the Family's approval) who were Clients of Applicant at the time of divorce and a minor child cared for by a Family member) and their estates, (ii) trusts (including possible charitable lead trusts that may be established in the future), estates, partnerships, limited liability companies, corporations and other entities created either for the sole benefit of Family members or for the benefit of charitable institutions and (iii) foundations created by Family members.

3. Applicant performs its "family office" services for the Clients. Applicant manages the assets of Clients on a discretionary and, to a limited extent, nondiscretionary basis; assists and implements gift and estate planning activities on behalf of Clients; provides the services of a designated employee or employees (who has historically always been the Company's president and chief executive officer) as executor, personal representative and trustee for certain Family members; serves as the general partner of three partnerships that hold title to Family investments; serves as the manager of a limited liability company owned by Family members that invests in pre-development real estate held for sale to third parties; oversees, and provides officers from among its employees for, two corporations owned by Family members (and whose directors are the directors of Applicant) that invest in oil and gas interests and engage in agricultural activities; manages a partnership, the general partners of which are Applicant's directors, that invests in a portfolio of international securities, with investment discretion conferred upon investment managers selected by Applicant; serves as the manager of a limited liability company that invests in domestic publicly traded securities and is managed on a discretionary basis by a third-party investment manager selected and overseen by Applicant; manages cash; maintains and reconciles accounting records; prepares financial and tax reports; develops tax planning strategies; maintains tax records and prepares tax returns; oversees insurance programs; periodically provides assistance to Family members with regard to bill payment, personal computer matters, personal shopping, travel management, household staff selection, personal service management and various other matters; administers grant and scholarship programs for foundations established by the Family; assists and provides advice with respect to the purchase or sale of residential

property; provides consultation on the meaning of money, personal spending habits, business ventures, premarital agreements and divorce settlements; and provides various other services to and for its Clients (the "Services").

4. Applicant has not provided, and will not provide, any of its Services to the general public. Investment decisions and recommendations that are not delegated to third-party discretionary investment advisers are generally made by Applicant based upon an investment strategy established by Applicant and overseen by the Applicant's Board of Directors (the "Board") although some Clients choose a portion of their own portfolio investments in consultation with Applicant. The Board is currently composed of three descendants of James Simpson.

5. In its provision of investment advisory services to the Family, Applicant manages the third-party discretionary investment advisers to the partnership and limited liability company noted above and manages other assets (except to the limited extent that Clients choose their own investments) held by nominees for the ultimate benefit of Applicant's Clients. Applicant utilizes a consultant to assist the Company in selecting the third-party investment advisers who manage the assets of the investment partnership that invests in international securities. Applicant also receives recommendations concerning investments from other third-party nondiscretionary investment advisers, which Applicant evaluates based on its existing investment strategy and asset allocation guidelines. Approximately 75% of the assets managed directly by Applicant consist of (i) operating cash for the Family, (ii) certain securities in cases where there are special Family considerations such as significant Family ownership and (iii) the Family's illiquid

holdings in such investment categories as oil and gas, real estate, venture capital and life insurance.

6. Applicant currently has eight employees. Of those, two devote approximately 40% of their time to the provision of investment advisory services. Fees received by Applicant historically have not generated, and are not intended to generate, a profit for distribution to Applicant's owners. The investment and service fees paid by Applicant's Clients historically have covered all direct costs and all overhead costs of Applicant. Applicant has structured its fees so that all direct costs and overhead costs are allocated to the assets under management and billed to each of the Clients.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." Section 202(a)(11)(F) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers meeting the definition contained in Section 202(a)(11) of the Advisers Act to register with the SEC. Section 203(b) of the Advisers Act provides various exceptions from this registration requirement.

3. Applicant asserts that none of the exceptions provided by Section 203(b) of the Advisers Act appear to apply to Applicant. Applicant also asserts that it is not

prohibited from registering with the SEC under Section 203A(a)(1)(A) of the Advisers Act.

4. Applicant requests that the SEC declare it to be a person not within the intent of Section 202(a)(11). Applicant states that it does not hold itself out to the public as an investment adviser. Applicant states that its name, which does not have any overtly suggestive connotations, is not listed in any local telephone book as an investment adviser and appears only inconspicuously in the computer directory of residents located in the lobby of the building in which it rents space and on the signage that adorns the entrance to its offices. Applicant also represents that it does not engage in any advertising, does not attend investment management-related conferences as a vendor and does not conduct any marketing activities whatsoever. Applicant does not solicit clients or, with the exception of a single former spouse of a Family member (and possibly in the future other former spouses, subject to the approvals noted above), his spouse and a minor child who is cared for by a Family member, offer or provide Services of any kind to persons or entities other than (i) members of the Family, (ii) other entities created either for the sole benefit of Family members or for the benefit of charitable institutions and (iii) foundations created by members of the Family.

5. Applicant asserts that it manages substantial operating businesses and provides unique administrative, personal expense management and support services for certain members of the Family that may not normally be provided by traditional investment advisers. These Services include, among others, maintaining and reconciling accounting records; maintaining Client tax records and preparing tax returns; managing personal insurance programs; providing personal real estate investment and spending

advice; providing financial advice in a marital context; and periodically providing support services with respect to such matters as personal computers, bill payment, personal shopping, travel management, household staff selection, personal services management and other personal subjects that are consistent with the functions of a "family office" serving the needs of a single family.

6. Applicant asserts that, unlike the fees and commissions received by traditional investment advisers as a result of providing investment advice, the fees received by Applicant historically have not generated, and are not intended to generate, a profit for Applicant for distribution to Applicant's owners. The investment and service fees paid by Applicant's clients historically have covered all direct costs and all overhead costs of Applicant. Applicant has structured its fees so that all direct costs and overhead costs are allocated to the assets under management and billed to each of the Clients. The fees charged by Applicant for its Services are consistent with the functions of a "family office" serving the needs of a single family.

7. Applicant asserts that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be the "family office" for the Family. Except for one former spouse of a Family member, his spouse and a minor child cared for by a Family member, Applicant represents that its Clients are either members of the Family or are entities created by or for the benefit of the Family. Applicant states that it has no public clients in the sense of retail or institutional investors, and Applicant has never solicited, and does not plan to solicit or accept, clients from the retail or institutional investing public. Applicant asserts

that serving as the "family office" for the Family has been, is and will continue to be the sole purpose for the existence and operation of Applicant.

For the SEC, by the Division of Investment Management, under delegated authority.

Jonathan G. Katz

Secretary